UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Form C-AR: Annual Report
☑ Form C-AR/A: Amendment to Annual Report. *The Company is filing this amendment to the Form C-AR to include the updated 2021 and 2020 financial statements.*
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Healthy Crop, Inc.

Legal status of Issuer:

 Form:

 C Corporation

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 November 19, 2018

Physical Address of Issuer:

4231 Balboa Ave. #509, San Diego, California 92117

Website of Issuer:

https://chasindreamsfarm.com

Current Number of Employees:

3

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$37,151.96	$163,024.34
Cash & Cash Equivalents	$15,812.24	$118,415.68
Accounts Receivable	$10,536.29	$10,068.70
Short-term Debt	$69,218.84	$25,654.15
Long-term Debt	$397,005.20	$379,105.20
Revenues/Sales	$80,409.59	$28,294.21
Cost of Goods Sold	$151,236.87	$18,958.69
Taxes Paid	$0	$0
Net Income	$(250,577.07)	$(158,632.61)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2023

Form C-AR/A

The Healthy Crop, Inc.



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "**Form C-AR/A**") is being furnished by The Healthy Crop, Inc., a Delaware corporation ("**Chasin Dreams Farm,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://chasindreamsfarm.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is April 27, 2023.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 1

    The Company 1

    The Offering 1

RISK FACTORS 2

    Risks Related to the Company's Business and Industry 2

    Risks Related to the Offering 5

    Risks Related to the Securities 7

BUSINESS 11

    Description of the Business 11

    Business Plan 11

    The Company's Products and/or Services 11

    Competition 11

    Customer Base 11

    Intellectual Property 11

    Governmental/Regulatory Approval and Compliance 12

    Litigation 12

USE OF PROCEEDS 13

DIRECTORS, OFFICERS, AND MANAGERS 13

    Indemnification 14

    Employees 14

CAPITALIZATION, DEBT AND OWNERSHIP 15

    Capitalization 15

    Outstanding Debt 18

    Ownership 19

FINANCIAL INFORMATION 20

    Operations 20

    Cash and Cash Equivalents 20

    Liquidity and Capital Resources 20

    Capital Expenditures and Other Obligations 20

    Valuation 20

    Material Changes and Other Information 20

    Previous Offerings of Securities 21

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 21

THE OFFERING AND THE SECURITIES 22

    The Offering 22

    The Securities 23

COMMISSION AND FEES 26

    Stock, Warrants and Other Compensation 26

TAX MATTERS 26

LEGAL MATTERS 27

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION 27

ADDITIONAL INFORMATION 27

ABOUT THIS FORM C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Healthy Crop, Inc. makes better-for-you, great tasting, gluten free snacks that use high quality, clean label ingredients, incorporated in Delaware as a corporation on November 19, 2018.

The Company is located at 4231 Balboa Ave. #509, San Diego, California 92117.

The Company's website is https://chasindreamsfarm.com.

The Company conducts business in California and sells products through the internet and at natural/specialty grocery retailers throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/chasin-dreams-farm.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates insufficient sales to fund our operations and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 7,073,500 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Our success depends to a large extent on our ability to gain market acceptance for our products.

The development and introduction of products in the food industry requires research and development and marketing expenditures, which we may be unable to recover if our products do not achieve commercial success and gain widespread market acceptance. Product innovation may also result in increased costs resulting from the use of new

manufacturing techniques, capital expenditures, new raw materials and ingredients, new product formulas and possibly new manufacturers. In addition, underperformance of new product launches would damage overall brand credibility with customers and consumers.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide key components of, and services for, our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations, including but not limited to, for the supply of ingredients and co-packing services. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, such as the ingredients or packaging, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our

industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Sydney Chasin, our Chief Executive Officer and Director. The loss of Sydney Chasin harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on Sydney Chasin, our Chief Executive Officer and Director in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional

investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Healthy Crop, Inc. was founded in 2018 with the mission of creating better-for-you, great tasting, gluten free snacks that use high quality, clean label ingredients and are accessible to all consumers. The Healthy Crop, Inc.'s Chasin' Dreams Farm snacks are sold in natural/specialty grocery retailers, at chasindreamsfarm.com, and on Amazon and other e-commerce marketplaces.

Business Plan

The Healthy Crop, Inc. was founded in 2018 with the mission on creating better-for-you, more fun, clean label snacks that are gluten free, corn free, and non-gmo, using ancient grains as the hero ingredient. The Healthy Crop, Inc.'s Chasin' Dreams Farm popped sorghum snacks are sold in natural/specialty grocery stores and online at chasindreamsfarm.com.

The Company primarily sells its popped sorghum snacks in retail and direct-to-consumer. This products are sold to retailers through natural products distributors such as KeHE and UNFI. Its products are sold direct-to-consumer on chasindreamsfarm.com and ecommerce sites such as snackmagic.com and bubblegoods.com.

The Company's Products and/or Services

Product / Service	Description	Current Market
Chasin' Dreams Farm	Popped Sorghum Snacks	Wholesale to natural/specialty grocery distributors and retailers. Direct-to-consumer online on our website and Amazon, as well as through other online marketplaces.

Competition

Chasin' Dreams Farm's closest competitors are Nature Nate's and Poplettes. There are several national snack brands with other popped/gluten free offerings, including Angie's Boom Chicka Pop, Ancient Ingrained's, KaPop Chip, SkinnyPop and PopBitties.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our primary customers are health-conscious consumers who are looking for great tasting snacks. Our products appeal to both health-conscious snack consumers and all snack consumers. In addition, many of the consumers of our products are seeking allergen-friendly products. Our products do not have the major allergens dairy, wheat/gluten, eggs, fish, soy and nuts.

Supply Chain

The Company buys ingredients domestically and produces products with a third party manufacturer.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country

Serial # 90307037	"Chasin' Dreams Farm"	Trademark - Processed grains and snack foods including popped grain-based snack foods, flavored grain-based snack foods, sorghum-based snack food	November 9, 2020	October 12, 2021	United States
Serial # 90038830	"The Lil' Pops"	Trademark - Processed grains; Processed grains, namely, popped grain-based snack foods, sorghum-based snack foods.	July 7, 2020	TBD	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Indemnification

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sydney Chasin	Chief Executive Officer and Director	2018, Enterprise Fellowship, Royal Society of Edinburgh. - Sydney worked at Edinburgh Napier University with the Royal Society of Edinburg to conduct research and development on commercializing sorghum products. 2019 - Present, The Healthy Crop, Inc. - Sydney is the Chief Executive Officer and is responsible for making company decisions and managing the overall operations and resources.	Edinburgh Napier University, BA (Honor) Financial Service with Entrepreneurship, 2016

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has three employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,147,000*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	71.2%

*73,500 shares are subject to a buyback right which expires June 30, 2021.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR/A, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value/ Amount Outstanding	$250,000 / $21,609.59 accrued interest
Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None.

Material Terms	Upon the occurrence of a qualified equity financing (an equity financing of the Company with gross proceeds of at least $2,000,000 (excluding the conversion of the note or other convertible securities issued for capital raising purposes (e.g., SAFEs), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control (a sale or transfer of substantially all of the Company's assets (including an exclusive license of substantially all of the Company's material intellectual property) or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or on or after maturity. The Convertible Notes will convert into equity securities of the Company at a price per share equal to 20% less than the price paid by investors in the qualified equity financings (except on or after maturity, in which case conversion will occur at a price per share based on a $5,000,000 pre-money valuation unless the Company elects to repay the principal amount of the note together with accrued but unpaid interest as of maturity).
Interest Rate and Amortization Schedule	5% per annum. The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	August 8, 2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.7%

Type	Convertible Note
Amount Outstanding	$90,000/ $3,184.93 accrued interest
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.

Material Terms	Upon the occurrence of a qualified equity financing (an equity financing of the Company with gross proceeds of at least $1,000,000 (excluding the conversion of the note or other convertible securities issued for capital raising purposes (e.g., SAFEs), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control a sale or transfer of substantially all of the Company's assets (including an exclusive license of substantially all of the Company's material intellectual property) or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or on or after maturity. The Convertible Notes will convert into equity securities of the Company at a price per share equal to 20% less than the price paid by investors in the qualified equity financings or a share price based on a $4,500,000 pre-money valuation, whichever is less (except upon on or after maturity, in which case conversion will automatically occur into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing the last 12 months of revenue of the Company times four unless the Company elects to repay the principal amount of the note together with accrued but unpaid interest as of maturity).
Interest Rate and Amortization Schedule	6% per annum. The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities will have greater rights than the Crowd SAFE
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.1%

*The percentage ownership by the holders of the Convertibles Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation of $4,500,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the Convertible Notes would be approximately 6.98%

Type	Crowd SAFE
Amount Outstanding	106
Face Value	$62,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $6,000,000 Discount 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional SAFEs at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.0%

Outstanding Debt

As of the date of this Form C-AR/A, the Company has the following debt outstanding:

Type	Loan
Amount Outstanding	$14,015
Interest Rate and Amortization Schedule	0.98% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest will be due and payable. Any principal balance and interest due thereon outstanding on the maturity date of the note will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "CARES Act".
Maturity Date	April 23, 2022

Type	Loan
Amount Outstanding	$7,330
Interest Rate and Amortization Schedule	0.98% per annum. During the deferral period, no payments will be due. Thereafter, monthly payments of principal and interest will be due and payable. Any principal balance and interest due thereon outstanding on the maturity date of the note will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "CARES Act".
Maturity Date	February 17, 2026

Type	Loan
Amount Outstanding	$6,117
Interest Rate and Amortization Schedule	The loan has no stated interest rate or amortization schedule.
Description of Collateral	Unsecured.
Other Material Terms	The loan was extended to the Company by Sydney Chasin, who is the CEO of the Company.
Maturity Date	The loan has no stated maturity date.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sydney Chasin	7,000,000 shares of common stock	98.96%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Liquidity and Capital Resources

On September 8, 2021, the Company closed an offering pursuant to Regulation CF and raised $62,000.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$700	7,000,000 shares of Common Stock	Working Capital.	November 19, 2018	Section 4(a)(2)
Convertible Note	$340,000	9 Convertible Notes, one of which has a different set of terms (see details above).	Working Capital.	First note issued on August 8, 2019 with subsequent issuances thereafter.	Section 4(a)(2)
Common Stock	$7.35	73,500 shares of Common Stock [1]	Working Capital.	January 6, 2021	Rule 701
Crowd SAFE	$62,000	106	Working Capital.	September 8, 2021	Reg CF

[1] These shares are subject to a buyback right which expires June 30, 2021.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Chief Executive Officer of the Company has an outstanding loan to the Company of $6,177.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sydney Chasin
(Signature)

Sydney Chasin
(Name)

Chief Executive Officer and Director
(Title)

I, Sydney Chasin, the Chief Executive Officer of The Healthy Crop, Inc., certify that the financial statements of The Healthy Crop, Inc. included in this Form are true and complete in all material respects.

/s/ Sydney Chasin
(Signature)

Sydney Chasin
(Name)

Chief Executive Officer
(Title)

April 27, 2023
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sydney Chasin
(Signature)

Sydney Chasin
(Name)

Director
(Title)

April 27, 2023
(Date)

EXHIBIT A
(FINANCIAL STATEMENTS)

Chasin' Dreams Farm

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 CHASE Savings (2285)	110,121.37
1110 CHASE Checking (1667)	8,294.31
Total Bank Accounts	**$118,415.68**
Accounts Receivable	
1200 Accounts Receivable (A/R)	10,068.70
Total Accounts Receivable	**$10,068.70**
Other Current Assets	
1600 Undeposited Funds	67.32
2000 Inventory	0.00
2010 Finished Goods	29,277.00
2020 Raw Materials - Ingredients	5,472.87
2030 Raw Materials - Packaging	-277.23
Total 2000 Inventory	**34,472.64**
Uncategorized Asset	0.00
Total Other Current Assets	**$34,539.96**
Total Current Assets	**$163,024.34**
TOTAL ASSETS	**$163,024.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
4000 Accounts Payable (A/P)	21,668.37
Total Accounts Payable	**$21,668.37**
Credit Cards	
4530 CC Chase (1497)	3,486.15
4550 CC Chase (6987)	499.63
Total Credit Cards	**$3,985.78**
Total Current Liabilities	**$25,654.15**

Chasin' Dreams Farm

Balance Sheet
As of December 31, 2020

	TOTAL
Long-Term Liabilities	
4800 Convertible Notes	90,000.00
4810 NP Kathleen King	250,000.00
4820 Accrued Interest - Convertible Notes	18,913.14
Total 4800 Convertible Notes	**358,913.14**
4900 Loans	
4910 SBA Loan Payable	14,015.00
4940 Shareholder Loan	6,177.06
Total 4900 Loans	**20,192.06**
Total Long-Term Liabilities	**$379,105.20**
Total Liabilities	**$404,759.35**
Equity	
5100 Common Stock	700.00
5200 Opening Balance Equity	0.00
5400 Retained Earnings	-83,802.40
Net Income	-158,632.61
Total Equity	**$ -241,735.01**
TOTAL LIABILITIES AND EQUITY	**$163,024.34**

Chasin' Dreams Farm

Profit and Loss
January - December 2020

	TOTAL
Income	
6000 Sales	11,981.68
6100 DTC	11,268.80
DTC Refunds / Rebates	-188.22
Total 6100 DTC	**11,080.58**
6200 Wholesale	4,181.04
6210 Discounts & Incentives - Wholesale	
Promotional Discounts - Wholesale	-107.65
Total 6210 Discounts & Incentives - Wholesale	**-107.65**
Wholesale Shipping Fees	-67.12
Total 6200 Wholesale	**4,006.27**
Bubble Goods Sales	9.98
Bubble Good Fees	-4.28
Total Bubble Goods Sales	**5.70**
Sales of Product Income	1,219.98
Total 6000 Sales	**28,294.21**
Total Income	**$28,294.21**
Cost of Goods Sold	
7000 Cost of Goods Sold	1,839.99
7100 Cost of Goods Sold - DTC	
7120 Shipping - DTC	170.04
Amazon Fulfilment Fees	5,096.70
Total 7100 Cost of Goods Sold - DTC	**5,266.74**
7400 Freight - Raw Materials	3,075.51
7405 Freight - Finished Goods	1,720.48
7410 Packaging	-113.37
7620 Production Ingredients	4,031.30
7630 Production Supplies & Equipment	-714.48
7800 Inventory Shrinkage	0.00
7850 Spoilage	3,683.46
Supplies & Materials - COGS (deleted)	169.06
Total Cost of Goods Sold	**$18,958.69**
GROSS PROFIT	**$9,335.52**
Expenses	
7900 Shipping Fees	124.51
7901 Warehouse Transfers	897.36
7910 Research and Development	23,289.67

Chasin' Dreams Farm

Profit and Loss
January - December 2020

	TOTAL
8000 Sales & Marketing	86.74
8010 Advertising	1,040.13
8020 Branding	5,278.22
8025 Design & Branding	12,406.35
8030 Website	1,464.22
8035 Public Relations	2,650.80
8040 Postage & Shipping	2,378.96
8041 Sales Materials	450.40
8045 Tradeshows & Conferences	-945.25
8050 Demos/Brand Ambassadors	1,891.44
Digital Marketing	
Amazon Advertising Fees	1,954.21
Total Digital Marketing	**1,954.21**
Meals & Entertainment - Tradeshows & Conferences	72.88
Postage & Shipping - Sales	2,592.29
Travel Expense - Tradeshows & Conferences	344.57
Travel Expenses - Sales	417.74
Total 8000 Sales & Marketing	**32,083.70**
8200 Office Supplies & Software	3,327.18
8300 Business Insurance Expense	1,841.28
8400 Professional & Legal Services	140.00
Accounting Fees	1,861.66
Consulting Fees	1,802.49
Legal Fees	1,500.00
Other Professional Services Fees	43,332.10
Total 8400 Professional & Legal Services	**48,636.25**
8600 Meals & Entertainment	138.62
9000 Rent Expense	8,071.38
9030 Supplies & Equipment	2,506.07
9100 Payroll Expenses	
9110 Salaries and Wages	28,126.01
9120 Payroll Taxes	-1,148.81
9140 Payroll Processing Fees	1,243.19
Total 9100 Payroll Expenses	**28,220.39**
9200 Bank Charges & Fees	259.34
9250 Licenses & Permits	855.00
9400 Travel	4,499.05
General & Administrative	
8090 QuickBooks Payments Fees	119.31
Dues & Subscriptions	262.81
Freight - Finished Goods	2,048.49

Chasin' Dreams Farm

Profit and Loss
January - December 2020

	TOTAL
Warehousing	3,862.85
Total General & Administrative	**6,293.46**
Total Expenses	**$161,043.26**
NET OPERATING INCOME	**$ -151,707.74**
Other Income	
9800 Other Income	5,023.00
9810 Grant Income	5,000.00
9840 Interest Income	6.75
Facebook Grant	2,500.00
Total Other Income	**$12,529.75**
Other Expenses	
9710 Interest Expense	18,935.62
9720 Taxes- Other	519.00
Total Other Expenses	**$19,454.62**
NET OTHER INCOME	**$ -6,924.87**
NET INCOME	**$ -158,632.61**

Chasin' Dreams Farm

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash on Hand	0.00
1100 CHASE Savings (2285)	123.72
1110 CHASE Checking (1667)	15,336.14
1120 PayPal Bank	352.38
Total Bank Accounts	**$15,812.24**
Accounts Receivable	
1200 Accounts Receivable (A/R)	10,536.29
Total Accounts Receivable	**$10,536.29**
Other Current Assets	
1400 Suspense	0.00
1600 Undeposited Funds	0.00
2000 Inventory	0.00
2010 Finished Goods	0.00
2020 Raw Materials - Ingredients	10,803.43
2030 Raw Materials - Packaging	0.00
Total 2000 Inventory	**10,803.43**
Inventory Asset	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$10,803.43**
Total Current Assets	**$37,151.96**
TOTAL ASSETS	**$37,151.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
4000 Accounts Payable (A/P)	6,016.96
Total Accounts Payable	**$6,016.96**
Credit Cards	
4530 CC Chase (1497)	1.99
4540 CC Chase (4547)	61,197.89
4550 CC Chase (6987)	2,002.00
Total Credit Cards	**$63,201.88**
Total Current Liabilities	**$69,218.84**

Chasin' Dreams Farm

Balance Sheet
As of December 31, 2021

	TOTAL
Long-Term Liabilities	
4800 Convertible Notes	90,000.00
4810 NP Kathleen King	250,000.00
4820 Accrued Interest - Convertible Notes	36,813.14
Total 4800 Convertible Notes	**376,813.14**
4900 Loans	
4910 SBA Loan Payable	14,015.00
4940 Shareholder Loan	6,177.06
Total 4900 Loans	**20,192.06**
Total Long-Term Liabilities	**$397,005.20**
Total Liabilities	**$466,224.04**
Equity	
5100 Common Stock	700.00
5110 Crowd Funding Stock Issued	63,240.00
5200 Opening Balance Equity	0.00
5400 Retained Earnings	-242,435.01
Net Income	-250,577.07
Total Equity	**$ -429,072.08**
TOTAL LIABILITIES AND EQUITY	**$37,151.96**

Chasin' Dreams Farm

Profit and Loss
January - December 2021

	TOTAL
Income	
6000 Sales	-593.91
6100 DTC	7,025.39
6200 Wholesale	78,527.27
6210 Discounts & Incentives - Wholesale	-527.40
6215 Snackmagic Fees	-455.94
6216 Manufacturer Charge Backs	-564.00
Free Fills	-215.28
Total 6210 Discounts & Incentives - Wholesale	**-1,762.62**
Wholesale Shipping Fees	-5,723.66
Total 6200 Wholesale	**71,040.99**
Bubble Goods Sales	289.96
Total 6000 Sales	**77,762.43**
6220 Returns & Allowances	-71.76
6300 Shipping Income	195.00
Amazon Sales	70.75
PayPal Sales	-1,071.45
Shopify Sales	3,825.01
Shopify Fees	-300.39
Total Shopify Sales	**3,524.62**
Total Income	**$80,409.59**
Cost of Goods Sold	
7100 Cost of Goods Sold - DTC	
Amazon Fulfilment Fees	97.59
Total 7100 Cost of Goods Sold - DTC	**97.59**
7400 Freight - Raw Materials	8,680.80
7405 Freight - Finished Goods	16,602.99
7410 Packaging	18,409.85
7620 Production Ingredients	60,426.37
7630 Production Supplies & Equipment	-4,818.85
7700 Manufacturing Fee	6,049.74
7710 ReSeller Fees Paid	45,051.35
Supplies & Materials - COGS (deleted)	737.03
Total Cost of Goods Sold	**$151,236.87**
GROSS PROFIT	**$ -70,827.28**
Expenses	
7900 Shipping Fees	215.95
7910 Research and Development	2,468.53

Chasin' Dreams Farm

Profit and Loss
January - December 2021

	TOTAL
8000 Sales & Marketing	
8010 Advertising	21,732.65
8020 Branding	2,042.75
8025 Design & Branding	9,974.42
8030 Website	3,487.25
8040 Postage & Shipping	7,958.80
8041 Sales Materials	1,208.14
8045 Tradeshows & Conferences	1,750.00
8050 Demos/Brand Ambassadors	368.77
8070 Sales Broker Fees and Commissions	18,500.00
8080 Samples	27.99
Meals & Entertainment - Sales	282.19
Postage & Shipping - Sales	950.00
Travel Expenses - Sales	36.31
Total 8000 Sales & Marketing	**68,319.27**
8092 PayPal Fees	76.92
8100 Dues & Subscriptions	346.33
8200 Office Supplies & Software	7,042.85
8300 Business Insurance Expense	2,416.81
8400 Professional & Legal Services	402.00
Accounting Fees	6,125.83
Consulting Fees	1,573.82
Legal Fees	3,915.50
Other Professional Services Fees	100.00
Total 8400 Professional & Legal Services	**12,117.15**
8600 Meals & Entertainment	107.16
9000 Rent Expense	21,926.20
9100 Payroll Expenses	
9110 Salaries and Wages	31,192.82
9120 Payroll Taxes	2,896.94
9140 Payroll Processing Fees	1,008.64
Total 9100 Payroll Expenses	**35,098.40**
9200 Bank Charges & Fees	221.45
9220 Settle Fees	4,114.46
9240 Certification Fees	2,465.20
9250 Licenses & Permits	560.00
9300 Contractors	19,248.50
9400 Travel	1,549.36
9420 Bad Debts	71.58

Chasin' Dreams Farm

Profit and Loss
January - December 2021

	TOTAL
General & Administrative	257.78
8090 QuickBooks Payments Fees	405.48
Dues & Subscriptions	807.00
Freight - Finished Goods	1,238.34
Warehousing	2,154.92
Total General & Administrative	**4,863.52**
Total Expenses	**$183,229.64**
NET OPERATING INCOME	**$ -254,056.92**
Other Income	
9800 Other Income	4.79
9810 Grant Income	20,000.00
9820 Insurance Settlements	2,221.66
9830 PPP	7,330.00
9840 Interest Income	2.11
Total Other Income	**$29,558.56**
Other Expenses	
9230 Crowd Funding Fees	7,441.90
9710 Interest Expense	18,056.81
9720 Taxes- Other	580.00
Total Other Expenses	**$26,078.71**
NET OTHER INCOME	**$3,479.85**
NET INCOME	**$ -250,577.07**